UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2022

Commission File Number:  0001723069

Tiziana Life Sciences Ltd.

(Exact Name of Registrant as Specified in Its Charter)

4th Floor, 14-14 Conduit Street

London

W1S 2XJ

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 17, 2022, Mazars LLP (“Mazars”), the auditor for Tiziana Life Sciences Ltd. (the “Company”) resigned as auditor because in its opinion the Company no longer meets their acceptable risk criteria as, in its opinion, material weaknesses in controls over financial reporting had not been sufficiently remediated.

The Audit Committee of the board of directors of the Company approved the appointment of PKF on November 17, 2022. On November 21, 2022, the Company appointed PKF Littlejohn LLP (“PKF“) as the Company’s new auditor effective as of November 21, 2022.

The reports of Mazars on the Company’s financial statements for each of fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 2021 and 2020, and the subsequent interim period through November 16, 2022, there were no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) between the Company and Mazars on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which disagreements, if not resolved to the satisfaction of Mazars would have caused Mazars to make reference thereto in their reports on the financial statements for such years. The Company disclosed in its Form 20-F for the fiscal year ended December 31, 2021, that its internal control over financial reporting was not effective due to a lack of accounting resources and an ineffective control environment.

The Company provided Mazars with a copy of the disclosures it is making in this Report on Form 6-K and requested that Mazars furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements contained herein. A copy of Mazars letter, dated November 23, 2022 is filed as Exhibit 16.1 to this Report on Form 6-K.

During the fiscal year ended December 31, 2021 and the period from January 1, 2022 through November 17, 2022, neither the Company, nor anyone acting on its behalf, consulted with PKF regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the Company’s financial statements, and PKF did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibit No.	Exhibit Index

16.1	Letter from Mazars LLP dated November 23, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: November 23, 2022	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

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